

16021470 ...ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-13852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schackert (212) 403-3689

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Finance, Controller

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIM L. HADDOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6296870
Qualified in New York County
My Commission Expires February 10, 2018

ROTHSCHILD INC.
(A Subsidiary of Rothschild North America Inc.)

March 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying statement of financial condition of Rothschild Inc. as of March 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothschild Inc. as of March 31, 2016, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
June 14, 2016

ROTHSCHILD INC.
(A Subsidiary of Rothschild North America Inc.)

Statement of Financial Condition

March 31, 2016

Assets

Cash and cash equivalents	$	155,892,800
Advisory fees receivable, net		20,917,200
Receivables from related parties		18,737,400
Securities owned, at fair value		2,239,300
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $3,420,600)		757,200
Deferred taxes		23,114,100
Prepaid expenses and other assets		1,949,000
Total assets	$	223,607,000

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	118,977,500
Payables to related parties		8,446,400
Taxes payable		98,600
		127,522,500
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		78,043,800
Retained earnings		18,032,100
Total stockholder's equity		96,084,500
Total liabilities and stockholder's equity	$	223,607,000

See accompanying notes to statement of financial condition.

ROTHSCHILD INC.
(A Subsidiary of Rothschild North America Inc.)
Notes to Statement of Financial Condition
March 31, 2016

(1) Organization

Rothschild Inc. (the Company) is a subsidiary of Rothschild North America Inc. (the Parent which is an indirect subsidiary of Rothschild & Co (the ultimate parent, formerly Paris Orleans SCA)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $112,072,100 and money market funds of $43,820,700. Substantially all of the Company's cash and cash equivalents are held at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Securities transactions are recorded on a trade date basis. Securities are carried at fair value with unrealized gains and losses reflected in the statement of operations within interest and investment income. Accounting Standards Codification Topic 820 (ASC 820), Fair Value Measurements, defines fair value, establishes a consistent framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statements.

(d) Advisory Fees

As of March 31, 2016, advisory fees receivable, net, includes $1,656,500 of accrued fees and $851,600 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $2,230,300.

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net

operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. Income tax expense (benefit) consists of income taxes that are currently payable (receivable) and deferred income taxes. Most of the current tax expense (benefit) is either remitted to or received from the Parent. For the year ended March 31, 2016, the Company recorded $3,985,600 of a current tax payable within receivables from related parties in the statement of financial condition which offsets against existing receivables from the parent. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) Recent Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*. The ASU pushed the effective date for nonpublic entities out one year to periods beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of the ASUs on the Company's statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities* which could significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU is effective for nonpublic business entities for annual periods in fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of the ASUs on the Company's statement of financial condition, however currently the Company has no financial assets or financial liabilities where the fair value option is elected.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities – in some cases very significantly. ASU 2016-02 is effective for nonpublic business entities for annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on the Company's statement of financial condition.

On March 30, 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting*, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative. The ASU changes seven aspects of the accounting for share-based payment award transactions, including: (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes; (6) practical expedient – expected term (nonpublic only); and (7) intrinsic value (nonpublic only). The ASU is effective for fiscal years beginning after December 15, 2017 for nonpublic entities. The Company is currently evaluating the impact of the adoption of ASU 2016-09 on the Company's statement of financial condition.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or

paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

		2016			
		Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$	43,820,700	-	-	43,820,700
Securities owned, at fair value					
Equity securities		2,226,600	12,700	-	2,239,300
Total assets at fair value	$	46,047,300	12,700	-	46,060,000

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2016.

The following table represents the Company's fair value hierarchy for those assets and liabilities not carried at fair value as of March 31, 2016. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

	2016			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash and cash equivalents	$ 112,072,100	-	-	112,072,100
Advisory fees receivable, net	-	20,917,200	-	20,917,200
Receivables from related parties	-	18,737,400	-	18,737,400
Total assets at fair value	$ 112,072,100	39,654,600	-	151,726,700
Liabilities:				
Payable to related parties	$ -	8,446,400	-	8,446,400
Accounts payable and accrued expenses	-	118,977,500	-	118,977,500
Total assets at fair value	$ -	127,423,900	-	127,423,900

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:	
Deferred compensation	$ 15,987,000
Accrued compensation	3,825,400
Pension obligations	1,013,700
Depreciation and amortization, net	184,700
Allowance for doubtful accounts	842,700
Deferred rent	57,700
Unrealized gain or loss on investment	53,100
Other	1,149,800
Net deferred tax asset	$ 23,114,100

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income and taxable income in carryback years.

(Continued)

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2016, accounts payable and accrued expenses include gross unrecognized tax benefits of $220,600.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at March 31, 2016 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2012 (fiscal 2011) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2012 (fiscal 2013) to present are open to examination by New York State tax authorities. Tax years for 2012 (fiscal 2013) to present are open to examination by New York City tax authorities.

(5) Rothschild & Co Equity Scheme

During the year ended March 31, 2014, Rothschild & Co (the ultimate Parent of the Company, formerly Paris Orleans SCA) established the "2013 Rothschild & Co Equity Scheme" ("Equity Scheme") to promote the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to participants in conjunction with a participant's investment in R&Co shares. Certain members of senior management of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participants' deferred compensation (previously granted). Upon vesting, the Company will deliver the R&Co shares to participants. During the year, all participants elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of R&Co stock was $2,146,100 or 90,000 shares during the year ended March 31, 2014. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

Investments made by participants in R&Co shares vest at the end of four years. The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation - Stock Compensation*, with changes in the fair value of the stock being recognized in employee compensation and benefits in the statement of operations. During the year ended March 31, 2016, the Company recorded $539,700 to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased 90,000 shares of R&Co stock in October 2013. The fair value of this investment was $2,226,600 as of March 31, 2016 and is included in securities owned, at fair value on the statement of financial condition.

For each R&Co share investment made by participants, R&Co granted four R&Co stock options with different strike prices. The options vest over three, four, five, and six years, respectively. Upon vesting, R&Co will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the R&Co options issued during the year ended March 31, 2014 was $479,200. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended March 31, 2016, the Company recorded $127,600 to additional paid-in-capital relating to the vesting of these options.

As of March 31, 2016, the Company's unrecognized compensation expense associated with the Equity Scheme was $512,500.

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended March 31, 2016.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension* (formerly known as APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*), covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $2,682,700 related to this benefit is reported in accounts payable and accrued expenses on the statement of financial condition as of March 31, 2016, based on a discount rate of 2.51%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at March 31, 2016 was $42,393,900, associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $58,475,400, related to current year bonuses that were not subject to deferral and will be substantially paid in June 2016. The total deferred compensation disbursements for the fiscal year ended March 31, 2016 was $21,324,800. As of March 31, 2016, voluntary and mandatory deferred compensation plan benefits expected to be paid in each of the next three fiscal years is $17,630,500 in 2017, $22,623,300 in 2018 and $15,676,800 in 2019.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the fiscal year ended March 31, 2016, the interest rates for mandatory deferred compensation were 0.27% from April 1, 2015 through June 30, 2015, 0.28% from July 1, 2015 through September 30, 2015, 0.32% from October 1, 2015 through December 31, 2015 and 0.61% from January 1, 2016 through March 31, 2016. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company.

Subject to terms of the agreement, unrecognized compensation expense associated with mandatory deferrals as of March 31, 2016 was $23,901,100.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary and annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2016, the interest rate for this plan was 0.22% from April 1, 2015 through December 31, 2015 and 0.62% from January 1, 2016 through March 31, 2016. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees. Included in accounts payable and accrued expenses on the statement of financial condition is $1,411,700 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and consulting arrangements.

In March 2016, Rothschild (Canada) Inc. satisfied its outstanding intercompany payable to the Company in the amount of $13,891,300. The Company then paid a dividend to Rothschild North America Inc. for the same amount.

(Continued)

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility.

The Company leases additional facilities in Washington D.C., Houston, Texas and Los Angeles, California. The minimum annual rentals on these facilities as of March 31, 2016 are as follows:

2017	$	568,100
2018		536,300
2019		447,800
2020		199,400
	$	1,751,600

As of March 31, 2016, the estimated minimum future compensation commitments for each of the next three fiscal years are $24,448,200 in 2017, $7,476,600 in 2018 and $970,100 in 2019. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2016, the Company had net capital of $31,568,200, which was $31,318,200 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from April 1, 2016 through June 14, 2016, the date which the accompanying financial statement was issued.